EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARCADIA BIOSCIENCES, INC.

Arcadia Biosciences, Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Arcadia Biosciences, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, duly approved and adopted resolutions to amend Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, which is hereby amended to read in its entirety as follows:

“ARTICLE IV

A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred and Seventy Million (170,000,000) shares, consisting of One Hundred and Fifty Million (150,000,000) shares of Common Stock, par value $0.001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.001 per share. The first series of Preferred Stock shall be designated “Series A Preferred Stock” and consist of Forty Thousand (40,000) shares.

B. Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

C. Number of Shares. Unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation or the resolution originally fixing the number of shares of any such series, the Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any

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such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, by filing a certificate pursuant to the applicable law of the State of Delaware. If the number of shares of any series is so decreased, then the shares so specified in the certificate shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

D. Voting Rights. Except as otherwise provided by law, each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock).

E. Reverse Split. Upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified and combined (without any further act) into a smaller number of shares such that each forty (40) shares of Old Common Stock issued and outstanding immediately prior to the Effective Time is reclassified (“Reverse Stock Split”) into one share of Common Stock, $0.001 par value per share, of the Corporation (the “New Common Stock”). No fractional shares of New Common Stock shall be issued to stockholders as a result of the Reverse Stock Split, and in lieu thereof, the Corporation shall, after aggregating all fractions of a share to which a holder would otherwise be entitled, round any resulting fractional shares up to the nearest whole share of New Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified, but giving effect to the rounding of fractional shares provided for in the immediately preceding sentence.”

THIRD: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

FOURTH: This Certificate of Amendment shall become effective on March 1, 2023, at 12:01a.m., Eastern Time.

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IN WITNESS WHEREOF, said Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly executed by its authorized officer on February 27, 2023.

ARCADIA BIOSCIENCES, INC.

By: /s/ Stanley Jacot, Jr.

Stanley Jacot, Jr.

President and Chief Executive Officer

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